EXHIBIT 99.1

Colliers Announces Changes to Board of Directors

TORONTO, May 16, 2023 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced today that after more than 33 years of service, Peter F. Cohen has retired from the Colliers Board of Directors. Concurrent with his retirement, John (Jack) P. Curtin, Jr., a member of the Board since 2015, will assume the role of Lead Director.

Colliers also announced that Edward Waitzer has been appointed to the Board, effective today. Mr. Waitzer was a long-time partner of Stikeman Elliott LLP until his retirement in 2021, including serving as Chair of the firm from 1999 to 2006. Mr. Waitzer was also a professor and the Jarislowsky Dimma Mooney Chair in Corporate Governance at Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Waitzer also has considerable regulatory and governance experience, having served as the Chairman of the Ontario Securities Commission from 1993 to 1996.

“On behalf of the entire Board and the shareholders of Colliers, I want to extend my sincere thanks and appreciation to Peter Cohen for his tireless service over the last three decades,” said Jay Hennick, Chairman and Chief Executive Officer of Colliers. “At the same time, we welcome Ed Waitzer and his years of legal, governance and policy experience and look forward to him working with the Board over the coming years.”

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500